Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Compensation Committee of Russ Berrie and Company, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-111853 on Form S-8 of Russ Berrie and Company, Inc., of our report dated April 14, 2008, with respect to the statements of financial condition of the Russ Berrie and Company, Inc. Amended and Restated 2004 Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2007, which report appears in the December 31, 2007 Form 11-K of the Russ Berrie and Company, Inc. Amended and Restated 2004 Employee Stock Purchase Plan.  Our report refers to a change from the accrual basis of accounting to the liquidation basis of accounting.

/s/ KPMG LLP

Short Hills, New Jersey

April 14, 2008